EXHIBIT 12

COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference dividends for each of the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001 are as follows:

	YEAR ENDED DECEMBER 31,
($ in thousands)	2005	2004	2003	2002	2001
Net income from continuing operations	$507,164	$515,904	$285,528	$253,148	$242,011
Minority interest in the Operating Partnership not included in fixed charges	86,271	82,030	83,132	44,811	18,951
Equity in income of partially-owned entities in excess of distributions	—	(26,624)	—	—	(28,360)
Fixed charges and preference dividends	536,702	424,696	423,577	437,605	413,946
Capitalized interest	(15,582)	(8,718)	(5,407)	(6,677)	(12,171)

Earnings - Numerator	$1,114,555	$987,288	$786,830	$728,887	$634,377

Interest and debt expense, including the Company’s pro-rata share of partially-owned entities	$415,826	$313,289	$296,059	$305,920	$266,784
Capitalized interest	15,582	8,718	5,407	6,677	12,171
1/3 of rental expense – interest factor	7,382	5,491	5,491	5,719	5,144
Fixed charges - Denominator	438,790	327,498	306,957	318,316	284,099
Preferred unit distributions, a component of minority interest	51,411	75,278	95,805	96,122	93,342
Preferred share dividends	46,501	21,920	20,815	23,167	36,505
Combined fixed charges and preference dividends - Denominator	$536,702	$424,696	$423,577	$437,605	$413,946

Ratio of earnings to fixed charges	2.54	3.01	2.56	2.29	2.23
Ratio of earnings to combined fixed charges and preference dividends	2.08	2.32	1.86	1.67	1.53

Earnings equals (i) income from continuing operations before income taxes plus, (ii) minority interest in the Operating Partnership not included in fixed charges and (iii) fixed charges, minus, (iv) equity in income of partially-owned entities in excess of distributions and (v) capitalized interest.  Fixed charges equals (i) interest debt expense, plus (ii) the Company’s pro-rata share of interest expense of partially-owned entities, (iii) capitalized interest and (iv) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals.  Combined fixed charges and preference dividends equals fixed charges plus preferred unit distributions of the Operating Partnership and preferred share dividends.